AMSURG


strength
leadership
focus
long-term
growth
AMERICA'S SINGLE SPECIALTY SURGERY CENTER LEADER

ANNUAL REPORT

2005

AmSurg Centers

(Locations at December 31, 2005)


Centers in operation
Centers under development

ALABAMA
Montgomery

ARIZONA
Mesa
Peoria
Phoenix
Sun City (3)
Yuma

ARKANSAS
Fayetteville
Rogers

CALIFORNIA
Burbank
Escondido
Glendale
Inglewood
La Jolla
San Luis Obispo
Sebastopol
Tarzana
Temecula
Templeton
Torrance
Westlake Village

COLORADO
Denver
Pueblo

CONNECTICUT
Bloomfield

DELAWARE
Dover
Lewes
Newark

FLORIDA
Boca Raton
Cape Coral
Coral Gables
Crystal River
Ft. Lauderdale
Ft. Myers (3)
Gainesville
Hialeah
Inverness
Lakeland
Melbourne
Miami
Mount Dora
Naples
Ocala (2)
Ocoee
Orlando
Panama City
Rockledge
Sarasota (2)
Sebring
Tamarac
Tampa
West Palm Beach
Winter Haven
Zephyrhills

ILLINOIS
Lake Bluff

INDIANA
Evansville
Indianapolis

KANSAS
Hutchinson
Overland Park
Shawnee
Topeka
Wichita

KENTUCKY
Crestview Hills
Louisville (2)
Paducah

LOUISIANA
Alexandria
New Orleans

MARYLAND
Baltimore
Bel Air
Chevy Chase
Laurel
Lutherville
Rockville
Towson
Waldorf

MICHIGAN
Detroit

MINNESOTA
Minneapolis (3)
St. Cloud

MISSOURI
Independence
Kansas City
Liberty
St. Louis

NEVADA
Las Vegas (2)
Reno

NEW JERSEY
Florham Park
Lawrenceville
Oakhurst
Voorhees
West Orange

NEW MEXICO
Los Alamos
Santa Fe

NORTH CAROLINA
Greensboro
Raleigh

OHIO
Akron
Cincinnati
Cleveland
Columbus
Lorain
Middletown
Sidney
Toledo
Willoughby

OKLAHOMA
Oklahoma City
Tulsa (2)

OREGON
Salem

PENNSYLVANIA
Flourtown
Kingston
Scranton
Seneca

SOUTH CAROLINA
Clemson
Columbia (2)
Greenville

TENNESSEE
Chattanooga
Columbia (2)
Jackson
Kingsport
Knoxville (3)
Maryville
Nashville (2)

TEXAS
Abilene (2)
Beaumont
El Paso
Harlingen
San Antonio
Weslaco

UTAH
Salt Lake City
St. George

Washington, D.C.

WASHINGTON
Tacoma (4)

WISCONSIN
Milwaukee

WYOMING
Casper

There are centers under development at the following locations at December 31, 2005:
El Dorado, Arkansas
Port Huron, Michigan
Sparks, Nevada
Hanover, New Jersey
San Antonio, Texas

About the Company

Company Profile

AmSurg Corp. develops, acquires and manages practice-based ambulatory surgery centers in partnership with surgical and other group physician practices. Headquartered in Nashville, Tennessee, AmSurg operated 149 ambulatory surgery centers at December 31, 2005. By focusing on the delivery of high quality, low cost surgery services that create high patient and physician satisfaction, AmSurg Corp. creates value for the three constituencies involved in every surgical procedure: the patient, the physician and the payor.

Financial Highlights

	For the Years Ended December 31,	
	2005	2004
	(In thousands, except per share and center data)	
Consolidated Statement of Earnings Data:		
Revenues	$ 391,790	$ 330,923
Net earning from continuing operations	36,436	33,400
Earnings per share (diluted) from continuing operations	$ 1.21	$ 1.09
Weighted average common shares outstanding (diluted)	30,147	30,507
Financial Position at Year End:		
Cash and cash equivalents	$ 20,496	$ 14,992
Working capital	61,072	56,302
Total assets	527,816	425,155
Long-term debt and other long-term obligations	125,712	88,160
Minority interest	47,271	39,710
Shareholders' equity	294,618	254,149
Center Data:		
Continuing centers at end of year	149	125
Procedures performed during year	739,841	609,378

Total Revenues
(In thousands)


$188,279
$234,921
$284,020
$330,923
$391,790
2001
2002
2003
2004
2005

Operating Cash Flow
(In thousands)


$37,301
$46,919
$48,095
$55,452
$63,421
2001
2002
2003
2004
2005

Earnings Per Share (Diluted) From Continuing Operations


$0.47
$0.70
$0.91
$1.09
$1.21
2001
2002
2003
2004
2005

AMSURG

Letter to Shareholders

Fellow Shareholders:

2005 was a year of opposites – our development activity hit a record level, while our rate of earnings growth fell below our original expectations. Strong de novo center and acquisition activity drove higher revenue growth than for the previous year, however the rate of same-center revenue growth did not meet our guidance, affecting both total revenues for the year and profit margins. Having identified the primary issues affecting same-center revenues for 2005 and having implemented initiatives to improve the long-term growth rate of this key metric, we are confident of both AmSurg's ability to meet its financial guidance for 2006 and its long-term prospects for profitable growth.

Continuing Centers at Year End


90
102
110
125
149
2001
2002
2003
2004
2005

For 2005, we produced an 18% increase in revenues to $391.8 million from $330.9 million for 2004. Net earnings from continuing operations rose 9% for 2005 to $36.4 million from $33.4 million for 2004. Net earnings from continuing operations per diluted share were $1.21 for 2005, an increase of 11% from 2004.

We continued to generate substantial cash flow from operations during 2005, which, at $63.4 million for the year, was 1.7 times net earnings from continuing operations for the third consecutive year. Our cash flow contributed to our strong financial position at year end. We had cash and cash equivalents of $20.5 million at the end of 2005, and our debt to total capitalization was 29.9%.

Our revenue growth primarily reflected the 24 new centers we added during the year, the most we have ever added in a single year. Included in these additions were seven de novo centers and 17 center acquisitions. During 2005, we also sold two nonperforming centers and closed one damaged by Hurricane Katrina, giving us 149 centers in operation at year end, up 16.4% from 128 at the end of 2004.

The Company's same-center revenues contributed to growth in our total revenues, increasing 3% for 2005 compared with our targeted increase of 4% to 7%. Same-center revenue growth for the year was significantly affected by the second-half performance of 16 centers that experienced a higher than normal incidence of operating issues. These centers continued to operate profitably, but their revenues were behind those they produced for both the comparable prior-year period and sequentially for the first half of 2005.

The operating issues that affected the 16 centers included departures of non-partner physicians; greater than expected physician vacations; scheduling issues; and physician procedure volume reductions for physicians with multiple practice locations. While we expect most of these centers will return to previous procedure volume levels, we are uncertain about the timing of their full recovery. We currently expect seven of the centers to produce positive same-center revenues for 2006, while another seven centers have stabilized their revenues. We expect 2006 revenues for the two remaining centers to be below 2005. These two centers each lost physicians, and while we have had some initial success in helping them recruit new physicians, we need to add additional physicians to return to historical volume levels.

AmSurg also experienced the same procedure volume pressure that affected all healthcare facilities during 2005. We believe a mix of factors contributed to this pressure, such as economic uncertainty, the fall hurricanes, the subsequent rise in energy costs, the rising number of uninsured and the growing use of benefit plan design changes that shift more cost to consumers through higher co-pays and deductibles. We continue to believe that, over time, these plan changes that also expand consumer empowerment will be a positive development for AmSurg, one that will increasingly lead to consumers choosing providers that can provide high quality at a lower cost.

Procedures
Performed During Year


370,272
447,771
526,164
609,378
739,841
2001
2002
2003
2004
2005

In the face of these various pressures, our number one priority for 2006 is to strengthen same-center revenue growth. A central element of this effort is the further refinement of customized plans for each center designed to support our physician partners and help them increase market share. We have increased corporate staff to focus on standardization and utilization of best practices across all of our centers. We are also focused on physician recruitment in a highly competitive environment.

The Company's financial guidance for 2006 incorporates same-center revenue growth in a range of 3% to 4%. Our guidance for 2006 also includes the addition of 12 to 15 centers, including two planned de novo center openings and 10 to 13 center acquisitions. We completed 2005 with five de novo centers under development and three de novo centers awaiting certificate of need certification. By the end of February 2006, we had also completed the acquisition of our first two centers for the year.

Longer-term, we believe AmSurg is well positioned to leverage favorable industry trends to produce additional shareholder value. We are the acknowledged leader of the single-specialty surgery center business, with the expertise and scale inherent in this position and a strong reputation for professional dealings with our physician partners. In addition, the overall ASC industry remains highly fragmented. We operate the second largest number of surgery centers in the ASC industry, which is comprised of both multi-specialty and single specialty centers, and analysts estimate that the top five ASC companies have a combined market share of no more than 15% to 20%. Our analysis indicates there are approximately 2,900 physician practices in the U.S.

that could be potential partners of AmSurg through de novo centers or the acquisition of existing single-specialty centers.

In addition, strong demographics and tremendous concern about rising healthcare costs both support the continuing growth potential of the ASC industry. With the first of the baby boom generation turning 60 years old in 2006, we are very confident of further growth in demand for endoscopy procedures and cataract surgery, which are our highest volume procedures. We also see continuing growth in the long-term trend of procedure migration to less costly venues capable of providing the highest quality care.

As a result of all these factors, we remain optimistic about AmSurg's prospects for achieving long-term growth and increased shareholder value. We expect to continue helping our physician partners provide high quality, low cost health care and to leverage our extensive expertise, our financial strength and our proven growth strategies to increase their market share and ours.

In reviewing a challenging year, we wish to recognize and thank our colleagues at AmSurg, our Board of Directors and our physician partners. Their skills and determination enhanced our ability to address the issues faced in 2005, just as they will support AmSurg's ability to deal with future challenges. We also thank you, our fellow shareholders, for your continued support of, and investment in, AmSurg.



Ken P. McDonald
President and Chief Executive Officer
Claire M. Gulmi
Executive Vice President, Chief Financial Officer, and Secretary

Sincerely,

Ken P. McDonald

Ken P. McDonald
President and Chief Executive Officer

Selected Financial Data

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)				
Consolidated Statement of Earnings Data:					
Revenues	$391,790	$330,923	$284,020	$234,921	$188,279
Operating expenses	249,110	205,407	177,987	149,868	126,843
Operating income	142,680	125,516	106,033	85,053	61,436
Minority interest	78,614	68,292	58,235	47,596	36,544
Interest and other expenses	4,138	1,955	1,433	1,063	2,773
Earnings from continuing operations before income taxes	59,928	55,269	46,365	36,394	22,119
Income tax expense	23,492	21,869	18,546	14,559	8,850
Net earnings from continuing operations	36,436	33,400	27,819	21,835	13,269
(Loss) earnings from operations of discontinued interests in surgery centers, net of income tax	(299)	708	2,307	2,187	1,636
(Loss) gain on disposal of discontinued interests in surgery centers, net of income tax	(986)	5,598	-	-	-
Net earnings	$ 35,151	$ 39,706	$ 30,126	$ 24,022	$ 14,905
Basic earnings per common share:					
Net earnings from continuing operations	$ 1.23	$ 1.12	$ 0.92	$ 0.71	$ 0.48
Net earnings	$ 1.19	$ 1.33	$ 1.00	$ 0.79	$ 0.54
Diluted earnings per common share:					
Net earnings from continuing operations	$ 1.21	$ 1.09	$ 0.91	$ 0.70	$ 0.47
Net earnings	$ 1.17	$ 1.30	$ 0.98	$ 0.77	$ 0.52
Weighted average number of shares and share equivalents outstanding:					
Basic	29,573	29,895	30,139	30,585	27,642
Diluted	30,147	30,507	30,666	31,092	28,532
Operating and Other Financial Data:					
Continuing centers at end of year	149	125	110	102	90
Procedures performed during year	739,841	609,378	526,164	447,771	370,272
Same-center revenue increase	3%	4%	7%	13%	10%
Cash flows provided by operating activities	$ 63,421	$ 55,452	$ 48,095	$ 46,919	$ 37,301
Cash flows used by investing activities	(83,308)	(61,660)	(48,384)	(43,832)	(64,685)
Cash flows provided by (used in) financing activities	25,391	6,942	1,227	(841)	30,770

	At December 31,				
	2005	2004	2003	2002	2001
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 20,496	$ 14,992	$ 14,258	$ 13,320	$ 11,074
Working capital	61,072	56,302	46,009	37,414	34,909
Total assets	527,816	425,155	356,189	299,814	241,383
Long-term debt and other long-term liabilities	125,712	88,160	53,137	27,884	12,685
Minority interest	47,271	39,710	36,796	29,869	25,047
Shareholders' equity	294,618	254,149	232,898	216,364	185,569

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report contains certain forward-looking statements (all statements other than with respect to historical fact) within the meaning of the federal securities laws, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve known and unknown risks and uncertainties including, without limitation, those described below, some of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. Actual results could differ materially and adversely from those contemplated by any forward-looking statement. In light of the significant risks and uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We undertake no obligation to publicly release any revisions to any forward-looking statements in this discussion to reflect events and circumstances occurring after the date hereof or to reflect unanticipated events.

Forward-looking statements and our liquidity, financial condition and results of operations may be affected by the following or by other unknown risks and uncertainties:

- the risk that payments from third-party payors may decrease or not increase as our costs increase;
- changes in the rate setting methodology, payment rates, payment policies and the list of covered surgical procedures for ambulatory surgery centers by the Centers for Medicare & Medicaid Services;
- our ability to maintain favorable relations with our physician partners;
- our ability to identify suitable acquisition and development candidates and negotiate and close transactions in a timely manner and on favorable terms;
- our ability to grow revenues at our existing centers;
- risks associated with weather and other factors that may affect our surgery centers located in Florida;
- our ability to manage the growth in our business;
- our ability to obtain the necessary financing or capital on terms satisfactory to us to execute our expansion strategy;
- our ability to compete for physician partners, managed care contracts, patients and strategic relationships;
- our ability to obtain and retain appropriate licensing approvals for our existing centers and centers currently under development and to comply with applicable laws;
- the risk of changes in legislation, regulations or regulatory interpretations that may negatively affect us;
- the risk of legislative or regulatory changes that would prohibit physician ownership in ambulatory surgery centers;
- risks associated with our status as a general partner of limited partnerships;
- our ability to obtain the necessary financing to fund the purchase of our physician partners' minority interests in the event of a regulatory change that would require such a purchase; and
- risks associated with the valuation and tax deductibility of goodwill.

Overview

We develop, acquire and operate practice-based ambulatory surgery centers in partnership with physician practice groups. As of December 31, 2005, we owned a majority interest (51% or greater) in 149 surgery centers. The following table presents the changes in the number of surgery centers in operation, under development and under letter of intent for the years ended December 31, 2005, 2004 and 2003. A center is deemed to be under development when a limited partnership or limited liability company has been formed with the physician group partner to develop the center.

	2005	2004	2003
Centers in operation, beginning of the year	128	116	107
New center acquisitions placed in operation	17	10	6
New development centers placed in operation	7	6	4
Centers disposed	(3)	(4)	(1)
Centers in operation, end of the year	149	128	116
Centers under development, end of the year	5	9	12
Development centers awaiting regulatory approval, end of year	3	-	-
Average number of continuing centers in operation, during year	136	117	105
Centers under letter of intent, end of year	-	7	8

Of the surgery centers in operation at December 31, 2005, 97 centers performed gastrointestinal endoscopy procedures, 41 centers performed ophthalmology surgery procedures, five centers performed orthopedic procedures and six centers performed procedures in more than one specialty. The other partner or member in each limited partnership or limited liability company is generally an entity owned by physicians who perform procedures at the center. We intend to expand primarily through the development and acquisition of additional practice-based ambulatory surgery centers in targeted surgical specialties and through future same-center growth. Our growth targets for 2006 include the acquisition or development of 12 to 15 additional surgery centers and the achievement of annual same-center revenue growth of 3% to 4%.

While we generally own 51% of the entities that own the surgery centers, and up to 62% in certain instances, our consolidated statements of earnings include 100% of the results of operations of the entities, reduced by the minority partners' share of the net earnings or loss of the surgery center entities.

Sources of Revenues

Substantially all of our revenues are derived from facility fees charged for surgical procedures performed in our surgery centers. This fee varies depending on the procedure, but usually includes all charges for operating room usage, special equipment usage, supplies, recovery room usage, nursing staff and medications. Facility fees do not include the charges of the patient's surgeon, anesthesiologist or other attending physicians, which are billed directly by the physicians. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors.

Practice-based ambulatory surgery centers, such as those in which we own a majority interest, depend upon third-party reimbursement programs, including governmental and private insurance programs, to pay for services rendered to patients. The amount of payment a surgery center receives for its services may be adversely affected by market and cost factors, as well as other factors over which we have no control, including Medicare and Medicaid regulations and the cost containment and utilization decisions of third-party payors. We derived approximately 35%, 37% and 40% of our revenues in the years ended December 31, 2005, 2004 and 2003, respectively, from governmental healthcare programs, primarily Medicare. The Medicare program currently pays ambulatory surgery centers in accordance with predetermined fee schedules. Effective April 1, 2004, our surgery centers received a 2% price decrease from Medicare.

On February 8, 2006, the President signed into law the Deficit Reduction Act of 2005, which includes a provision that limits Medicare reimbursement for certain procedures performed at ASCs to the amounts paid to hospital outpatient departments under the Medicare OPD fee schedule for those procedures beginning in 2007. This act will negatively impact the reimbursement of after-cataract laser surgery procedures performed at our ophthalmology ASCs, the result of which will be an approximately $0.02 reduction in our net earnings per share, beginning in 2007. We believe the after-cataract laser surgery procedure is the only procedure performed in significant numbers in our ASCs for which the current reimbursement rate exceeds the Medicare OPD fee schedule amount.

Critical Accounting Policies

Our accounting policies are described in note 1 of the consolidated financial statements. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Principles of Consolidation. The consolidated financial statements include the accounts of AmSurg and our subsidiaries and the majority owned limited partnerships and limited liability companies in which our wholly owned subsidiaries are the general partner or majority member. Consolidation of such limited partnerships and limited liability companies is necessary, as our wholly owned subsidiaries have 51% or more of the financial interest, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnership or limited liability company and have control of the entities. The responsibilities of our minority partners are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt which they are required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances have been eliminated.

Surgery center profits are allocated to our minority partners in proportion to their individual ownership percentages and reflected in the aggregate as minority interest. The minority partners of our surgery center limited partnerships and limited liability companies typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each minority partner shares in the pre-tax earnings of the surgery center in which it holds minority ownership. Accordingly, the minority interest in each of our limited partnerships and limited liability companies is determined on a pre-tax basis and presented before earnings before income taxes in order to present that amount of earnings on which we must determine our tax expense. In addition, distributions from our limited partnerships and limited liability companies are made to both our subsidiary general partners and majority members and our minority partners on a pre-tax basis.

As described above, we are a holding company and our ability to service corporate debt is dependent upon distributions from our limited partnerships and limited liability companies. Positive operating cash flows of individual centers are the sole source of cash used to make distributions to our subsidiary general partners and majority members as well as to our minority partners, which we are obligated to make on a monthly basis in accordance with each limited partnership's and limited liability company's partnership or operating agreement. Accordingly, distributions to our minority partners are included in our financial statements as a component of our cash flows from operating activities.

We operate in one reportable business segment, the ownership and operation of ambulatory surgery centers.

Revenue Recognition. Center revenues consist of billing for the use of the centers' facilities, or facility fees, directly to the patient or third-party payor, and in limited instances, billing for anesthesia services. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude any amounts billed for physicians' surgical services, which are billed separately by the physicians to the patient or third-party payor.

Allowance for Contractual Adjustments and Bad Debt Expense. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors, which we estimate based on historical trends of the surgery centers' cash collections and contractual write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. In addition, we must estimate allowances for bad debt expense using similar information and analysis. These estimates are recorded and monitored monthly for each of our surgery centers as additional revenue is recognized. Our ability to accurately estimate contractual adjustments is dependent upon and supported by the fact that our surgery centers perform and bill for limited types of procedures, that the range of reimbursement for those procedures within each surgery center specialty is very narrow and that payments are typically received within 15 to 45 days of billing. In addition, our surgery centers are not required to file cost reports, and therefore, we have no risk of unsettled amounts from third-party payors. These estimates are not, however, established from billing system-generated contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter. While we believe that our allowances for contractual adjustments and bad debt expense are adequate, if the actual contractual adjustments and write-offs are in excess of our estimates, our results of operations may be overstated. During the years ended December 31, 2005, 2004 and 2003, we had no significant adjustments to our allowances for contractual adjustments and bad debt expense related to prior periods. At December 31, 2005 and 2004, net accounts receivable reflected allowances for contractual adjustments of $52.9 million and $35.1 million, respectively, and allowances for bad debt expense of $6.2 million and $5.1 million, respectively. The increase in our contractual allowance is primarily related to allowances established for new centers acquired during 2006, which had required allowances significantly in excess of our average center at the date of purchase. At December 31, 2005 and 2004, we had 37 and 39 days, respectively, outstanding reflected in our gross accounts receivable.

Purchase Price Allocation. We allocate the respective purchase price of our acquisitions in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, *"Business Combinations."* The allocation of purchase price involves first determining the fair value of net tangible and identifiable intangible assets acquired. Secondly, the excess amount of purchase price is to be allocated to unidentifiable intangible assets (goodwill). A significant portion of each surgery center's purchase price historically has been allocated to goodwill due to the nature of the businesses acquired, the pricing and structure of our acquisitions and the absence of other factors indicating any significant value which could be attributable to separately identifiable intangible assets.

Goodwill. We apply the provision of SFAS No. 142, *"Goodwill and Other Intangible Assets,"* which requires that goodwill be evaluated for impairment at least on an annual basis. Impairment of carrying value will be evaluated more frequently if certain indicators are encountered. SFAS No. 142 requires that goodwill be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. We have determined that we have one operating as well as one reportable segment. For impairment testing purposes, our centers each qualify as components of that operating segment. Because they have similar economic characteristics, they are aggregated and deemed a single reporting unit. We completed our annual impairment test as required by SFAS No. 142 as of December 31, 2005, and have determined that it is not necessary to recognize impairment in our goodwill.

Results of Operations

Our revenues are directly related to the number of procedures our surgery centers perform. Our overall growth in procedure volume is impacted directly by the increase in the number of surgery centers in operation and the growth in procedure volume at existing centers. We increase our number of surgery centers through both acquisitions and developments. Procedure growth at any existing center may result from additional contracts entered into with third-party payors, increased market share of the associated medical practice of our physician partners, additional physicians utilizing the center and/or scheduling and operating efficiencies gained at the surgery center. A significant measurement of how much our revenues grow from year to year for existing centers is our same-center revenue percentage. We define our same-center group each year as those centers which contain full year-to-date operations in both comparable reporting periods, including the expansion of the number of operating centers within a partnership or limited liability company. Our 2005 same-center group, comprised of 114 centers, had revenue growth of 3%. Our same-center group in 2006 will be comprised of 130 centers, which constitutes approximately 87% of our total base of centers. We expect our same-center revenue growth to be 3% to 4% in 2006.

Expenses directly and indirectly related to procedures performed at our surgery centers include clinical and administrative salaries and benefits, supply cost and other operating expenses such as linen cost, repair and maintenance of equipment, billing fees and bad debt expense. The majority of our corporate salary and benefits cost is associated directly with the number of centers we own and manage and tends to grow in proportion to the growth of our centers in operation. Our centers and corporate offices also incur costs that are more fixed in nature, such as lease expense, legal fees, property taxes, utilities and depreciation and amortization.

Surgery center profits are allocated to our minority partners in proportion to their individual ownership percentages and reflected in the aggregate as minority interest. The minority partners of our surgery center limited partnerships and limited liability companies typically are organized as limited partnerships or limited liability companies that are not subject to federal income tax. Each minority partner shares in the pre-tax earnings of the surgery center of which it is a minority partner. Accordingly, the minority interest in each of our surgery center limited partnerships and limited liability companies is determined on a pre-tax basis and presented before earnings before income taxes in order to present that amount of earnings on which we must determine our tax expense.

Our interest expense results primarily from our borrowings used to fund acquisition and development activity, as well as interest incurred on capital leases.

We file a consolidated federal income tax return and numerous state income tax returns with varying tax rates. Our income tax expense reflects the blending of these rates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

The following table shows certain statement of earnings items expressed as a percentage of revenues for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Revenues	100.0%	100.0%	100.0%
Operating expenses:			
Salaries and benefits	28.4	26.9	26.7
Supply cost	11.4	11.3	11.4
Other operating expenses	19.9	20.0	20.7
Depreciation and amortization	3.9	3.9	3.9
Total operating expenses	63.6	62.1	62.7
Operating income	36.4	37.9	37.3
Minority interest	20.1	20.6	20.5
Interest expense, net of interest income	1.0	0.6	0.5
Earnings from continuing operations before income taxes	15.3	16.7	16.3
Income tax expense	6.0	6.6	6.5
Net earnings from continuing operations	9.3	10.1	9.8
Discontinued operations:			
(Loss) earnings from operations of discontinued interests in surgery centers, net of income tax	(0.1)	0.2	0.8
(Loss) gain on sale of discontinued interests in surgery centers, net of income tax	(0.2)	1.7	-
(Loss) earnings from discontinued operations	(0.3)	1.9	0.8
Net earnings	9.0%	12.0%	10.6%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues increased $60.9 million, or 18%, to $391.8 million in 2005 from $330.9 million in 2004. The additional revenues resulted primarily from:

- 15 centers acquired or opened in 2004, which contributed $26.4 million of additional revenues due to having a full period of operations in 2005;
- 17 centers acquired in 2005, which generated $21.2 million in revenues;
- $9.1 million of revenue growth recognized by 114 centers in our 2005 same-center group, reflecting a 3% increase, primarily as a result of procedure growth; and
- three centers developed and opened in 2005, which generated $4.7 million in revenues.

Our procedures increased by 130,463, or 21%, to 739,841 in 2005 from 609,378 in 2004. The difference between our procedure growth and revenue growth was the result of an increased number of gastroenterology procedures over other types of procedures, primarily as a result of the addition of new gastroenterology centers. Gastroenterology procedures receive a lower average reimbursement per procedure than our average reimbursement per procedure in 2004.

Staff at newly acquired and developed centers, as well as the additional staffing required at existing centers due to increased volume, resulted in a 25% increase in salaries and benefits at our surgery centers in 2005. We experienced a 27% increase in salaries and benefits at our corporate offices during 2005 over 2004. The increase in corporate office salaries and benefits in 2005 over 2004 was primarily due to additional corporate employees hired to manage our additional centers in operation and an increase in corporate incentive compensation due to the large number of acquisitions and developments closed in 2005. Salaries and benefits increased in total by 25% to $111.4 million in 2005 from $88.9 million in 2004. Salaries and benefits as a percentage of revenues increased in 2005 over 2004 because of increases in wages and benefits in excess of revenue growth.

Supply cost was $44.4 million in 2005, an increase of $7.2 million, or 19%, over supply cost in 2004. This increase was the result of additional procedure volume. Our average supply cost per procedure in 2005 was $60 compared to $61 in 2004. The decrease in cost per procedure in 2005 resulted primarily from an increased percentage of gastroenterology procedures, which have a lower cost per procedure than ophthalmology procedures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

Other operating expenses increased $11.6 million, or 18%, to $77.9 million in 2005 from 2004. This increase was net of a $1.1 million non-cash loss on a long-term receivable recognized in 2004 due to the establishment of a reserve for the estimated uncollectible portion. The note receivable originated from the sale of a physician practice in 1998 in connection with our exit from that line of business. The additional expense in the 2005 period resulted primarily from:

- 17 centers acquired during 2005, which resulted in an increase of $4.8 million in other operating expenses;
- 15 additional centers acquired in 2004, which resulted in an increase of $4.1 million in other operating expenses due to having a full period of operations in the 2005;
- an increase of $1.5 million in other operating expenses from our 2005 same-center group resulting primarily from additional procedure volume and general inflationary cost increases; and
- three centers developed and opened during 2005, which resulted in an increase of $1.2 million in other operating expenses.

Depreciation and amortization expense increased $2.4 million, or 19%, in 2005 from 2004, primarily as a result of the newly developed surgery centers in operation, which have an initially higher level of depreciation expense due to their construction costs.

We anticipate further increases in operating expenses in 2006, primarily due to additional start-up centers expected to be placed in operation and additional acquired centers. Typically, a start-up center will incur start-up losses while under development and during its initial months of operation and will experience lower revenues and operating margins than an established center. This typically continues until the case load at the center grows to a more normal operating level, which generally is expected to occur within 12 months after the center opens. At December 31, 2005, we had five centers under development, three development centers awaiting approval of certificates of need and seven centers that had been open for less than one year.

Minority interest in earnings from continuing operations before income taxes in 2005 increased $10.3 million, or 15%, from 2004, primarily as a result of minority partners' interest in earnings at surgery centers recently added to operations. As a percentage of revenues, minority interest decreased to 20.1% in 2005 from 20.6% in 2004 as a result of our minority partners sharing in reduced center profit margins caused by lower same-center revenue growth and new-center development activity.

Interest expense increased $2.2 million in 2005, or 112%, from 2004, primarily due to additional long-term debt outstanding during 2005 resulting from acquisition activity and stock repurchase programs completed in 2004 as well as an increase in interest rates. See – *"Liquidity and Capital Resources."*

We recognized income tax expense from continuing operations of $23.5 million in 2005 compared to $21.9 million in 2004. Our effective tax rate in 2005 and 2004 was 39.2 % and 39.6%, respectively, of earnings before income taxes, and differed from the federal statutory income tax rate of 35%, primarily due to the impact of state income taxes. During 2006, we anticipate that our effective tax rate will range between 39.2% and 39.5%. Because we deduct goodwill amortization for tax purposes only, approximately 30% to 40% of our overall income tax expense is deferred, which results in a continuing increase in our deferred tax liability, which would only be due in part or in whole upon the disposition of a portion or all of our surgery centers.

During 2005, we sold our interests in two surgery centers. In addition, one center was rendered non-operational by Hurricane Katrina in August 2005 and was abandoned. In three separate transactions in 2004, we sold our interests in four surgery centers. These centers' results of operations and gains and losses associated with their dispositions have been classified as discontinued operations in all periods presented. Loss from discontinued operations, including loss from operations and disposition, was approximately $1.3 million in 2005, attributable primarily to the center affected by the hurricane. Earnings from discontinued operations, including earnings from operations and gain on dispositions, was $6.3 million in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues increased $46.9 million, or 17%, to $330.9 million in 2004 from $284.0 million in 2003. The additional revenues resulted primarily from:

- nine centers acquired or opened in 2003, which contributed $21.0 million of additional revenues due to having a full year of operations in 2004;
- ten centers acquired during 2004, which generated $13.1 million in revenues;
- $10.7 million of revenue growth recognized by 101 centers in our 2004 same-center group, reflecting a 4% increase, primarily as a result of procedure growth; and
- five centers developed and opened in 2004, which generated $1.6 million in revenues.

Our procedures increased by 83,214, or 16%, to 609,378 in 2004 from 526,164 in 2003.

Staff at newly acquired and developed centers, as well as the additional staffing required at existing centers due to increased volume, resulted in a 20% increase in salaries and benefits at our surgery centers. In order to provide appropriate corporate management for the additional centers, we increased our number of corporate employees during 2004. However, because certain financial targets were not met, we paid less incentive compensation for 2004 as compared to 2003. As a result, we experienced no significant changes in our corporate salary and benefit expense in 2004 as compared to 2003. Salaries and benefits increased in total by 17% to $88.9 million in 2004 from $75.9 million in 2003.

Supply cost was $37.3 million in 2004, an increase of $4.9 million, or 15%, over supply cost in 2003. This increase was commensurate with the additional procedure volume. Supply cost was 11.3% of revenues in 2004 compared to 11.4% in 2003. Our average supply cost per procedure in 2004 and 2003 was $61 and $62, respectively. The decrease in cost per procedure in 2004 resulted primarily from an increased percentage of gastroenterology procedures, which have a lower cost per procedure than ophthalmology procedures.

Other operating expenses increased $7.5 million, or 13%, to $66.3 million in 2004 from 2003. The additional expense in the 2004 period resulted primarily from:

- nine additional centers acquired or opened in 2003, which resulted in an increase of $3.0 million in other operating expenses due to having a full year of operations in 2004;
- ten centers acquired during 2004, which resulted in an increase of $2.3 million in other operating expenses; and
- five centers developed and opened in 2004, which resulted in an increase of $1.2 million in other operating expenses.

Other operating expenses as a percentage of revenues decreased from 20.7% in 2003 to 20.0% in 2004. A significant factor which contributed to this decrease was a reduction of bad debt expense as a percentage of revenues from 3.2% to 2.6% due to our concentrated efforts to improve our cash collection processes. In addition, we had certain cost reductions in medical malpractice insurance, primarily as a result of more favorable loss history, and repair and maintenance costs in 2004 compared to 2003 on a per center basis. Included in other operating expenses in 2004 is a non-cash loss on a long-term note receivable of $1.1 million due to our establishment of a reserve for our estimate of the uncollectible portion of a long-term note receivable.

Depreciation and amortization expense increased $2.0 million, or 18%, in 2004 from 2003, primarily as a result of the newly developed surgery centers in operation, which have an initially higher level of depreciation expense due to their construction costs.

Minority interest in earnings in 2004 increased $10.1 million, or 17%, from 2003, primarily as a result of minority partners' interest in earnings at surgery centers recently added to operations. As a percentage of revenues, minority interest remained comparable at 20.6% in 2004, versus 20.5% in 2003.

Interest expense increased approximately $520,000 in 2004, or 36%, from 2003, primarily due to additional long-term debt outstanding during 2004 resulting primarily from acquisition activity and our stock repurchase program.

We recognized income tax expense from continuing operations of $21.9 million in 2004 compared to $18.6 million in 2003. Our effective tax rate in 2004 and 2003 was 39.6% and 40.0%, respectively, of earnings before income taxes and differed from the federal statutory income tax rate of 35% primarily due to the impact of state income taxes. Because we deduct goodwill amortization for tax purposes only, a larger portion of our overall income tax expense is considered deferred income taxes, which results in a continuing increase in our deferred tax liability, which would only be due in part or in whole upon the disposition of a portion or all of our surgery centers.

In three separate transactions in 2004, we sold our interests in four surgery centers and recognized a combined after tax gain of $5.6 million. The centers' results of operations have been classified as discontinued operations and prior periods have been restated. The net earnings derived from the operations of these centers were $700,000 and $2.3 million in 2004 and 2003.

Liquidity and Capital Resources

At December 31, 2005, we had working capital of $61.1 million compared to $56.3 million at December 31, 2004. Operating activities for 2005 generated $63.4 million in cash flow from operations compared to $55.5 million in 2004. The increase in operating cash flow activity resulted primarily from an additional $3.0 million in net earnings from continuing operations, resulting primarily from additional centers in operation. Operating cash flow in 2005 and 2004 contained $1.2 million and $3.0 million, respectively, in tax benefit from the exercise of stock options. Cash and cash equivalents at December 31, 2005 and 2004 were $20.5 million and $15.0 million, respectively.

The principle source of our operating cash flow is the collection of accounts receivable from governmental payors, commercial payors and individuals. Each of our surgery centers bills for services as delivered, either electronically or in paper form, usually within several days following the delivery of the procedure. Generally, unpaid amounts that are 30 days past due are rebilled based on a standard set of procedures.

If amounts remain uncollected after 60 days, our surgery centers proceed with a series of late-notice notifications until amounts are either collected, contractually written-off in accordance with contracted rates or determined to be uncollectible, typically after 90 to 120 days. Receivables determined to be uncollectible are written off and such amounts are applied to our estimate of allowance for bad debts as previously established in accordance with our policy for allowance for bad debt expense *(see "– Critical Accounting Policies - Allowance for Contractual Adjustments and Bad Debt Expense").* The amount of actual write-offs of account balances for each of our surgery centers is continuously compared to established allowances for bad debt to ensure that such allowances are adequate. At December 31, 2005 and 2004, our accounts receivable represented 37 and 39 days of revenue outstanding, respectively.

During 2005, we had total capital expenditures of $106.7 million, which included:

- $83.6 million for acquisitions of interests in practice-based ambulatory surgery centers, including $17.5 million in purchase price obligations that were paid in 2006;
- $13.1 million for new or replacement property at existing surgery centers, including $276,000 in new capital leases; and
- $10.0 million for surgery centers under development.

We used cash flow from operations to fund approximately 60% of our cash obligations for our acquisition and development activity, and we received approximately $1.3 million from capital contributions of our minority partners to fund their proportionate share of development activity. Borrowings under long-term debt were used to fund the remaining portion of our obligations. At December 31, 2005, we and our limited partnerships and limited liability companies had unfunded construction and equipment purchase commitments for centers under development or under renovation of approximately $4.1 million, which we intend to fund through additional borrowings of long-term debt, operating cash flow and capital contributions by minority partners.

During 2005, we received approximately $2.4 million from the sale of our interests in two surgery centers. During 2005, notes receivable decreased by $3.1 million, primarily due to payments on a note receivable related to the sale of a surgery center in 2004. The note is secured by a pledge of a 51% ownership interest in the center, is guaranteed by the physician partners at the center and is due in installments through 2009. The balance of this note at December 31, 2005 was $9.2 million.

During 2005, we had net borrowings on long-term debt of $20.5 million. At December 31, 2005, we had $99.2 million outstanding under our revolving credit facility, which permits us to borrow up to $150.0 million to, among other things, finance our acquisition and development projects and stock repurchase programs at a rate equal to, at our option, the prime rate plus up to 0.75%, LIBOR plus 0.75% to 1.75% or a combination thereof. The loan agreement also provides for a fee of 0.25% to 0.375% of unused commitments. The revolving credit facility also prohibits the payment of dividends and contains covenants relating to the ratio of debt to net worth, operating performance and minimum net worth. We were in compliance in all material respects with all covenants at December 31, 2005. Borrowings under the credit facility are due on April 22, 2010 and are secured primarily by a pledge of the stock of our subsidiaries that serve as the general partners of our limited partnerships and our membership interests in the limited liability companies. We incurred approximately $444,000 in deferred financing fees during 2005, primarily associated with an amendment to our credit facility in April 2005.

During 2005, we received approximately $4.1 million from the exercise of options and issuance of common stock under our employee stock option plans. The tax benefit received from the exercise of those options was approximately $1.2 million.

The following schedule summarizes all of our contractual obligations by period as of December 31, 2005:

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)				
Long-term debt, including interest[1]	$ 108,748	$ 1,996	$ 3,489	$101,094	$ 2,169
Purchase price payable	17,507	17,507	–	–	–
Capital lease obligations, including interest	1,617	766	838	13	–
Operating leases, including renewal option periods	277,044	19,514	39,481	39,261	178,788
Construction in progress commitments	4,117	4,117	–	–	–
Total contractual cash obligations	$409,033	$43,900	$43,808	$140,368	$180,957

[1] *Our long-term debt may increase based on acquisition activity expected to occur in the future. We may use our operating cash flow to repay existing long-term debt under our credit facility prior to its maturity date.*

In addition, as of March 14, 2006, we had available under our revolving credit facility $21.2 million for acquisition borrowings. Our credit facility matures on April 22, 2010.

Based upon our current operations and anticipated growth, we believe our operating cash flow and borrowing capacity will be adequate to meet our working capital and capital expenditure requirements for the next 12 to 18 months. In addition to acquiring and developing ASCs, we may from time to time consider other acquisitions or strategic joint ventures. Such acquisitions, joint ventures or other opportunities may require additional external financing.

Recent Accounting Pronouncements

Beginning January 1, 2006, we adopted Statement of Financial Accounting Standards, or SFAS, No. 123R, *"Share-Based Payment (Revised 2004)."* This statement addresses the accounting for share-based payment transactions in which a company receives employee and non-employee services in exchange for the company's equity instruments or liabilities that are based on the fair value of the company's equity securities or may be settled by the issuance of these securities. SFAS No. 123R eliminates the ability to account for share-based compensation using Accounting Principles Board Opinion No. 25 and generally requires that such transactions be accounted for using a fair value method. We will adopt SFAS No. 123R using the modified prospective method and will apply the Black-Scholes method of valuation in determining share-based compensation expense. The impact of adoption of this statement on our consolidated financial position and consolidated results of operations in 2006 is expected to be approximately $4.1 million, net of income taxes, based on unvested options at the time of adoption and an estimation of share-based payments to be granted in 2006.

In June 2005, the Financial Accounting Standards Board ratified the Emerging Issues Task Force issue No. 04-5, or EITF No. 04-5, *"Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights."* EITF No. 04-5 provides a framework for determining whether a general partner controls, and should consolidate, a limited partnership or a similar entity. EITF No. 04-5 is effective for all limited partnerships formed after June 29, 2005 and for any limited partnerships in existence on June 29, 2005 that modify their partnership agreements after that date. EITF No. 04-5 is effective for all our partnerships beginning January 1, 2006. We have adopted the provisions of EITF No. 04-5 for any limited partnership agreements entered into or modified subsequent to June 29, 2005. We have evaluated our existing partnerships and have determined that the adoption of EITF No. 04-5 will not have a material effect on our consolidated financial position and consolidated results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. We utilize a balanced mix of maturities along with both fixed-rate and variable-rate debt to manage our exposures to changes in interest rates. Our debt instruments are primarily indexed to the prime rate or LIBOR. Although there can be no assurances that interest rates will not change significantly, we do not expect changes in interest rates to have a material effect on income or cash flows in 2005.

The table below provides information as of December 31, 2005 about our long-term debt obligations based on maturity dates that are sensitive to changes in interest rates, including principal cash flows and related weighted average interest rates by expected maturity dates:

	Years Ended December 31,							Fair Value at December 31,
	2006	2007	2008	2009	2010	Thereafter	Total	2005
	(In thousands, except percentage data)							
Fixed rate	$1,537	$1,405	$722	$227	$ 199	$ 191	$ 4,281	$ 4,213
Average interest rate	6.6%	6.8%	7.0%	6.2%	6.3%	6.3%		
Variable rate	$ 681	$ 706	$731	$716	$99,629	$1,518	$103,981	$103,981
Average interest rate	6.1%	6.0%	6.0%	6.1%	4.5%	6.7%		

The difference in maturities of long-term obligations and overall increase in total borrowings principally resulted from our borrowings associated with our acquisitions of surgery centers and stock repurchase programs. The average interest rates on these borrowings at December 31, 2005 increased as compared to December 31, 2004 due to an overall increase in market rates.

AmSurg Corp.

Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
	(Dollars in thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 20,496	$ 14,992
Accounts receivable, net of allowance of $6,189 and $5,119, respectively	46,387	39,224
Supplies inventory	5,336	4,517
Deferred income taxes *(note 8)*	809	854
Prepaid and other current assets	14,644	13,731
Total current assets	87,672	73,318
Long-term receivables and deposits *(note 2)*	6,614	9,703
Property and equipment, net *(notes 3, 5 and 6)*	83,254	73,519
Intangible assets, net *(notes 2 and 4)*	350,276	268,615
Total assets	$ 527,816	$ 425,155
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt *(note 5)*	$ 2,218	$ 1,228
Accounts payable	10,413	9,013
Accrued salaries and benefits	8,201	5,784
Other accrued liabilities	5,768	991
Total current liabilities	26,600	17,016
Long-term debt *(notes 2 and 5)*	106,044	86,682
Deferred income taxes *(note 8)*	33,615	26,120
Other long-term liabilities *(note 2)*	19,668	1,478
Minority interest	47,271	39,710
Commitments and contingencies *(notes 2, 5, 6, 9 and 11)*		
Preferred stock, no par value, 5,000,000 shares authorized, no shares issued or outstanding *(note 7)*	-	-
Shareholders' equity:		
Common stock, no par value 70,000,000 shares authorized, 29,688,668 and 29,420,428 shares outstanding, respectively *(note 7)*	131,856	126,538
Retained earnings	162,762	127,611
Total shareholders' equity	294,618	254,149
Total liabilities and shareholders' equity	$ 527,816	$ 425,155

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Earnings

	Years Ended December 31,		
	2005	2004	2003
	(In thousands, except earnings per share)		
Revenues	$391,790	$330,923	$284,020
Operating expenses:			
Salaries and benefits *(note 9)*	111,422	88,946	75,870
Supply cost	44,433	37,258	32,373
Other operating expenses *(note 9)*	77,907	66,286	58,831
Depreciation and amortization	15,348	12,917	10,913
Total operating expenses	249,110	205,407	177,987
Operating income	142,680	125,516	106,033
Minority interest	78,614	68,292	58,235
Interest expense, net of interest income of $510, $308 and $187, respectively	4,138	1,955	1,433
Earnings from continuing operations before income taxes	59,928	55,269	46,365
Income tax expense *(note 8)*	23,492	21,869	18,546
Net earnings from continuing operations	36,436	33,400	27,819
Discontinued operations:			
(Loss) earnings from operations of discontinued interests in surgery centers, net of income tax (benefit) expense	(299)	708	2,307
(Loss) gain on disposal of discontinued interests in surgery centers, net of income tax (benefit) expense	(986)	5,598	–
Net (loss) earnings from discontinued operations	(1,285)	6,306	2,307
Net earnings	$ 35,151	$ 39,706	$ 30,126
Basic earnings per common share *(note 7)*:			
Net earnings from continuing operations	$ 1.23	$ 1.12	$ 0.92
Net earnings	$ 1.19	$ 1.33	$ 1.00
Diluted earnings per common share:			
Net earnings from continuing operations	$ 1.21	$ 1.09	$ 0.91
Net earnings	$ 1.17	$ 1.30	$ 0.98
Weighted average number of shares and share equivalents outstanding *(note 7)*:			
Basic	29,573	29,895	30,139
Diluted	30,147	30,507	30,666

See accompanying notes to the consolidated financial statements.

AmSurg Corp.

Consolidated Statements of Changes in Shareholders' Equity

	Years Ended December 31, 2005, 2004 and 2003 (In thousands)			
	Common Stock		Retained Earnings	Total
	Shares	Amount		
Balance at December 31, 2002	20,548	$158,585	$ 57,779	$216,364
Issuance of common stock	2	68	-	68
Repurchase and retirement of common stock	(845)	(21,243)	-	(21,243)
Stock options exercised	367	5,178	-	5,178
Tax benefit related to exercise of stock options	-	2,405	-	2,405
Net earnings	-	-	30,126	30,126
Balance at December 31, 2003	20,072	144,993	87,905	232,898
Issuance of common stock	3	81	-	81
Repurchase and retirement of common stock	(1,290)	(28,757)	-	(28,757)
Three-for-two stock split in the form of a 50% dividend	10,036	-	-	-
Stock options exercised	599	7,259	-	7,259
Tax benefit related to exercise of stock options	-	2,962	-	2,962
Net earnings	-	-	39,706	39,706
Balance at December 31, 2004	29,420	126,538	127,611	254,149
Issuance of common stock	4	83	-	83
Stock options exercise	265	4,060	-	4,060
Tax benefit related to exercise of stock options	-	1,175	-	1,175
Net earnings	-	-	35,151	35,151
Balance at December 31, 2005	29,689	$131,856	$162,762	$294,618

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2005	2004	2003
	(In thousands)		
Cash flows from operating activities:			
Net earnings	$ 35,151	$ 39,706	$ 30,126
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Minority interest	78,614	68,292	58,235
Distributions to minority partners	(75,639)	(66,943)	(54,263)
Depreciation and amortization	15,348	12,917	10,913
Loss (gain) on disposal of interests in surgery centers	1,621	(9,265)	-
Loss on long-term note receivable	-	1,100	-
Deferred income taxes	7,540	10,154	5,962
Increase (decrease) in cash and cash equivalents, net of effects of acquisitions and dispositions, due to changes in:			
Accounts receivable, net	(4,460)	(2,979)	(5,816)
Supplies inventory	(438)	(127)	(355)
Prepaid and other current assets	1,284	(270)	(1,361)
Accounts payable	1,923	1,062	2,933
Accrued expenses and other liabilities	2,948	1,158	1,299
Other, net	(471)	647	422
Net cash flows provided by operating activities	63,421	55,452	48,095
Cash flows from investing activities:			
Acquisition of interest in surgery centers	(66,079)	(45,140)	(27,909)
Acquisition of property and equipment	(22,777)	(22,972)	(20,696)
Proceeds from sale of interests in surgery centers	2,400	4,700	-
Net repayment of long-term receivables	3,148	1,752	221
Net cash flows used in investing activities	(83,308)	(61,660)	(48,384)
Cash flows from financing activities:			
Proceeds from long-term borrowings	108,179	83,847	78,741
Repayment on long-term borrowings	(87,726)	(56,670)	(62,592)
Net proceeds from issuance of common stock	4,060	7,259	5,178
Repurchase of common stock	-	(28,757)	(21,243)
Proceeds from capital contributions by minority partners	1,322	1,385	1,644
Financing cost incurred	(444)	(122)	(501)
Net cash flows provided by financing activities	25,391	6,942	1,227
Net increase in cash and cash equivalents	5,504	734	938
Cash and cash equivalents, beginning of year	14,992	14,258	13,320
Cash and cash equivalents, end of year	$ 20,496	$ 14,992	$ 14,258

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

a. *Principles of Consolidation*

AmSurg Corp. (the "Company"), through its wholly owned subsidiaries, owns majority interests, primarily 51%, in limited partnerships and limited liability companies ("LLCs") which own and operate practice-based ambulatory surgery centers ("centers"). The Company also has majority ownership interests in other limited partnerships and LLCs formed to develop additional centers. The consolidated financial statements include the accounts of the Company and its subsidiaries and the majority owned limited partnerships and LLCs in which the Company's wholly owned subsidiaries are the general partner or majority member. Consolidation of such limited partnerships and LLCs is necessary as the Company's wholly owned subsidiaries have 51% or more of the financial interest, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnerships and LLCs, and have control of the entities. The responsibilities of the Company's minority partners (limited partners and minority members) are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt which they are required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances have been eliminated. All limited partnerships and LLCs and minority owners are referred to herein as partnerships and partners, respectively.

Surgery center profits are allocated to the Company's partners in proportion to their individual ownership percentages and reflected in the aggregate as minority interest. The partners of the Company's surgery center partnerships typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each partner shares in the pre-tax earnings of the surgery center in which it is a partner. Accordingly, the minority interest in each of the Company's partnerships is determined on a pre-tax basis and presented before earnings before income taxes in order to present that amount of earnings on which the Company must determine its tax expense. In addition, distributions from our partnerships are made to both the Company's wholly owned subsidiaries and the partners on a pre-tax basis.

As described above, the Company is a holding company and its ability to service corporate debt is dependent upon distributions from its partnerships. Positive operating cash flows of individual centers are the sole source of cash used to make distributions to the Company's wholly owned subsidiaries as well as to the partners, which the Company is obligated to make on a monthly basis in accordance with each partnership's partnership or operating agreement. Accordingly, distributions to our partners are included in the consolidated financial statements as a component of the Company's cash flows from operating activities.

The Company operates in one reportable business segment, the ownership and operation of ambulatory surgery centers.

b. *Cash and Cash Equivalents*

Cash and cash equivalents are comprised principally of demand deposits at banks and other highly liquid short-term investments with maturities of less than three months when purchased.

c. *Supplies Inventory*

Supplies inventory consists of medical and drug supplies and is recorded at cost on a first-in, first-out basis.

d. *Prepaid and Other Current Assets*

At December 31, 2005, prepaid and other current assets were comprised of prepaid expenses of $4,587,000, income taxes receivable of $266,000, current portion of notes receivable of $2,708,000, short-term investments of $2,269,000 and other current assets of $4,814,000. At December 31, 2004, prepaid and other current assets were comprised of prepaid expenses of $4,667,000, income taxes receivable of $2,140,000, current portion of notes receivable of $2,708,000, short-term investments of $1,918,000 and other current assets of $2,298,000.

e. *Property and Equipment, net*

Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the related leases. Depreciation for buildings and improvements is recognized under the straight-line method over 20 to 40 years or, for leasehold improvements, over the remaining term of the lease plus renewal options for which failure to renew the lease imposes a penalty on the Company in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which we are subject is the economic detriment associated with the existence of leasehold improvements which might be impaired if we choose not to continue the use of the leased property. Depreciation for movable equipment is recognized over useful lives of three to ten years.

f. Intangible Assets

Goodwill

The Company applies the provision of Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets,"* which requires that goodwill be evaluated for impairment at least on an annual basis; impairment of carrying value will be evaluated more frequently if certain indicators are encountered. SFAS No. 142 requires that goodwill be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. The Company has determined that it has one operating as well as one reportable segment. For impairment testing purposes, its centers qualify as components of that operating segment. Because they have similar economic characteristics, they are aggregated and deemed a single reporting unit. The Company completed its annual impairment test as required by SFAS No. 142 as of December 31, 2005, and has determined that it is not necessary to recognize impairment in its goodwill.

Other Intangible Assets

Other intangible assets consist primarily of deferred financing costs of the Company and certain amortizable and non-amortizable non-compete agreements and arrangements. Deferred finance costs and amortizable non-compete agreements are amortized over the term of the related debt as interest expense and the contractual term (five years) of the non-compete agreements as amortization expense, respectively.

g. Other Long Term Liabilities

Other long term liabilities is primarily comprised of purchase price obligations and deferred rent credits, which are a result of the Company accounting for rent escalations, rent holidays and lease incentives included in various lease agreements.

h. Revenue Recognition

Center revenues consist of billing for the use of the centers' facilities (the "facility fee") directly to the patient or third-party payor and, in limited instances, billing for anesthesia services. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude any amounts billed for physicians' surgical services, which are billed separately by the physicians to the patient or third-party payor.

Revenues from centers are recognized on the date of service, net of estimated contractual adjustments from third-party medical service payors including Medicare and Medicaid *(see note 1(n))*. During the years ended December 31, 2005, 2004 and 2003, approximately 35%, 37% and 40%, respectively, of the Company's revenues were derived from the provision of services to patients covered under Medicare and Medicaid. Concentration of credit risk with respect to other payors is limited due to the large number of such payors.

i. Operating Expenses

Substantially all of the Company's operating expenses relate to the cost of revenues and the delivery of care at the Company's surgery centers. Such costs primarily include the surgery centers' clinical and administrative salaries and benefits, supply cost, rent and other variable expenses, such as linen cost, repair and maintenance of equipment, billing fees and bad debt expense.

j. Income Taxes

The Company files a consolidated federal income tax return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

k. Earnings Per Share

Basic earnings per share is computed by dividing net earnings available to common shareholders by the combined weighted average number of common shares, while diluted earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of such common shares and dilutive share equivalents.

Notes to the Consolidated Financial Statements

(continued)

l. Fair Value of Financial Instruments

Cash and cash equivalents, receivables and payables are reflected in the financial statements at cost, which approximates fair value. The fair value of fixed-rate long-term debt, with a carrying value of $4,281,000 is $4,213,000. Management believes that the carrying amounts of variable-rate long-term debt approximate market value, because it believes the terms of its borrowings approximate terms which it would incur currently.

m. Stock-Based Compensation

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. Compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. No stock-based employee compensation cost is reflected in net earnings for the years ended December 31, 2005, 2004 and 2003. Pro forma earnings per share, as if the fair value of all stock-based awards on the date of grant are recognized over the vesting period by applying the Black-Scholes option pricing model, is presented below:

	2005	2004	2003
	(Dollars in thousands, except per share amounts)		
Applied assumptions:			
Weighted average fair value of options at the date of grant	$ 5.40	$ 5.42	$ 4.16
Dividend	-	-	-
Expected life of options in years	4	4	4
Forfeiture rate	15.0%	15.0%	15.0%
Average risk-free interest rate	3.8%	3.1%	3.0%
Volatility rate	34.5%	33.1%	43.0%
Net earnings from continuing operations:			
As reported	$36,436	$33,400	$27,819
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,218)	(3,257)	(3,070)
Pro forma	$33,218	$30,143	$24,749
Net earnings:			
As reported	$35,151	$39,706	$30,126
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,218)	(3,257)	(3,070)
Pro forma	$31,933	$36,449	$27,056
Net earnings from continuing operations per common share:			
Basic as reported	$ 1.23	$ 1.12	$ 0.92
Basic pro forma	$ 1.12	$ 1.01	$ 0.82
Diluted as reported	$ 1.21	$ 1.09	$ 0.91
Diluted pro forma	$ 1.10	$ 0.99	$ 0.81
Net earnings per common share:			
Basic as reported	$ 1.19	$ 1.33	$ 1.00
Basic pro forma	$ 1.08	$ 1.22	$ 0.90
Diluted as reported	$ 1.17	$ 1.30	$ 0.98
Diluted pro forma	$ 1.06	$ 1.19	$ 0.88

n. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of contractual and bad debt allowances constitutes a significant estimate. Some of the factors considered by management in determining the amount of allowances to establish are the historical trends of the centers' cash collections and contractual and bad debt write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. Accordingly, net accounts receivable at December 31, 2005 and 2004 reflect allowances for contractual adjustments of $52,916,000 and $35,088,000, respectively, and allowance for bad debt expense of $6,189,000 and $5,119,000, respectively.

o. Recent Accounting Pronouncements

Beginning January 1, 2006, the Company adopted SFAS No. 123R, *"Share-Based Payment (Revised 2004)."* This statement addresses the accounting for share-based payment transactions in which a company receives employee and non-employee services in exchange for the company's equity instruments or liabilities that are based on the fair value of the company's equity securities or may be settled by the issuance of these securities. SFAS No. 123R eliminates the ability to account for share-based compensation using APB Opinion No. 25 and generally requires that such transactions be accounted for using a fair value method. The Company will adopt SFAS No. 123R using the modified perspective method and will apply the Black-Scholes method of valuation in determining share-based compensation expense. The impact of the adoption of this statement on the Company's consolidated financial position and consolidated results of operations in 2006 is expected to be approximately $4,100,000, net of income taxes, based on unvested options at the time of adoption and an estimation of share-based payments to be granted in future periods.

In June 2005, the Financial Accounting Standards Board ratified the Emerging Issues Task Force issue No. 04-5 ("EITF No. 04-5"), *"Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights."* EITF No. 04-5 provides a framework for determining whether a general partner controls, and should consolidate, a limited partnership or a similar entity. EITF No. 04-5 is effective for all limited partnerships formed after June 29, 2005 and for any limited partnerships in existence on June 29, 2005 that modify their partnership agreements after that date. EITF No. 04-5 is effective for all the Company's partnerships beginning January 1, 2006. The Company has adopted the provisions of EITF No. 04-5 for any limited partnership agreements entered into or modified subsequent to June 29, 2005. The Company has evaluated its existing partnerships and determined that the adoption of EITF No. 04-5 will not have a material effect on the Company's consolidated financial position and consolidated results of operations.

p. Reclassifications and Restatements

Certain prior year amounts have been restated to reflect discontinued operations as further discussed in note 2(c).

2. Acquisitions and Dispositions

a. Acquisitions

The Company, through wholly owned subsidiaries and in separate transactions, acquired a majority interest in 17 and ten practice-based surgery centers during 2005 and 2004, respectively. Consideration paid for the acquired interests consisted of cash and purchase price obligation in 2005 and cash and notes payable at rates indexed to prime or LIBOR, averaging 4.0% and due within 30 days from issuance in 2004. Total acquisition price and cost in 2005 and 2004 was $83,586,000 and $48,617,000, respectively, of which the Company assigned $81,809,000 and $45,996,000, respectively, to goodwill and other non-amortizable intangible assets. Included in these amounts in 2004 was $337,000 in contingent purchase price obligation associated with an acquisition in 2000 and reflected in a note payable at December 31, 2004. The goodwill is expected to be fully deductible for tax purposes. At December 31, 2005 and 2004, the Company had purchase price obligations of $17,507,000 and notes payable of $3,140,000, respectively, associated with then recent acquisitions. All purchase price obligations and notes payable outstanding as of December 31, 2005 and 2004 were funded shortly thereafter through long-term borrowings under the Company's credit facility *(see note 5)*, and have been reflected as other long-term liabilities and notes payable in the balance sheets, respectively. All acquisitions were accounted for as purchases, and the accompanying consolidated financial statements include the results of their operations from the dates of acquisition.

b. Pro Forma Information

The unaudited consolidated pro forma results for the years ended December 31, 2005 and 2004, assuming all 2005 and 2004 acquisitions had been consummated on January 1, 2004, are as follows:

	2005	2004
	(In thousands, except per share data)	
Revenues	$424,181	$394,150
Net earnings from continuing operations	39,068	39,293
Net earnings	37,783	45,599
Net earnings from continuing operations per common share:		
Basic	$ 1.32	$ 1.31
Diluted	$ 1.30	$ 1.29
Net earnings per common share:		
Basic	$ 1.28	$ 1.53
Diluted	$ 1.25	$ 1.49
Weighted average number of shares and share equivalents:		
Basic	29,573	29,895
Diluted	30,147	30,507

c. Dispositions

During 2005, the Company sold its interests in two surgery centers. In addition, one center was rendered non-operational by Hurricane Katrina in August 2005 and was abandoned. The Company recognized a combined after tax loss of $986,000 associated with these three centers, primarily attributable to the center affected by the hurricane. In three separate transactions in 2004, the Company sold its interests in four surgery centers and recognized a combined after tax gain of $5,598,000. In the aggregate, the Company received $2,400,000 in cash associated with the 2005 transactions and cash totaling $4,700,000 and a secured note receivable of $12,500,000 in conjunction with the 2004 transactions. The Company's sale of its interests in the six surgery centers in 2005 and 2004 as described above resulted from management's assessment of the limited growth opportunities at these centers. The results of operations of the seven centers have been classified as discontinued operations and prior periods have been restated. Results of operations of the combined discontinued surgery centers for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
		(In thousands)	
Revenues	$2,334	$8,925	$17,387
(Loss) earnings before income taxes	(492)	1,172	845
Net (loss) earnings	(299)	708	2,307

3. Property and Equipment

Property and equipment at December 31, 2005 and 2004 were as follows:

	2005	2004
	(In thousands)	
Land and improvements	$ 450	$ 450
Building and improvements	60,597	48,611
Movable equipment	87,429	74,388
Construction in progress	3,636	6,054
	152,112	129,503
Less accumulated depreciation	68,858	55,984
Property and equipment, net	$ 83,254	$ 73,519

The Company capitalized interest for continuing centers in the amount of $144,000, $204,000 and $116,000 for the years ended December 31, 2005, 2004, and 2003, respectively. At December 31, 2005, the Company and its partnerships had unfunded construction and equipment purchases of approximately $4,117,000 in order to complete construction in progress. Depreciation expense for continuing and discontinued operations for the years ended December 31, 2005, 2004 and 2003 was $15,635,000, $13,448,000 and $11,293,000, respectively.

4. Intangible Assets

Amortizable intangible assets at December 31, 2005 and 2004 consisted of the following:

	2005 (In thousands)			2004 (In thousands)		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Deferred financing cost	$2,083	$1,304	$779	$1,639	$1,133	$506
Agreements not to compete	1,000	850	150	1,000	650	350
Total amortizable intangible assets	$3,083	$2,154	$929	$2,639	$1,783	$856

Amortization of intangible assets for the years ended December 31, 2005, 2004 and 2003 was $371,000, $338,000 and $323,000, respectively. Estimated amortization of intangible assets for the five years and thereafter subsequent to December 31, 2005 is $327,000, $178,000, $178,000, $178,000, $61,000 and $7,000.

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
	(In thousands)	
Balance, beginning of year	$267,759	$228,651
Goodwill acquired during year	79,886	45,996
Goodwill disposed during year	(221)	(6,888)
Balance, end of year	$347,424	$267,759

At December 31, 2005 and 2004, other non-amortizable intangible assets related to non-compete arrangements was $1,923,000 and $0, respectively.

5. Long-term Debt

Long-term debt at December 31, 2005 and 2004 was comprised of the following:

	2005	2004
	(In thousands)	
$150 million credit agreement at prime plus up to 0.75%, or LIBOR plus 0.75% to 1.75% (average rate of 4.5% at December 31, 2005), due April 2010	$ 99,200	$79,500
Other debt at an average rate of 6.3%, due through June 2022	7,596	4,553
Capitalized lease arrangements at an average rate of 7.6%, due through July 2009 *(see note 6)*	1,466	380
Notes payable at an average rate of 4.0% *(see note 2)*	-	3,477
	108,262	87,910
Less current portion	2,218	1,228
Long-term debt	$106,044	$86,682

The borrowings under the credit facility are guaranteed by the wholly owned subsidiaries of the Company and, in some instances, the underlying assets of certain developed centers. The credit agreement permits the Company to borrow up to $150,000,000 to finance the Company's acquisition and development projects and stock repurchase programs at prime rate plus up to 0.75% or LIBOR plus 0.75% to 1.75% or a combination thereof, provides for a fee of 0.25% to 0.375% of unused commitments, prohibits the payment of dividends and contains covenants relating to the ratio of debt to net worth, operating performance and minimum net worth. The Company was in compliance in all material respects with all covenants at December 31, 2005.

Certain partnerships included in the Company's consolidated financial statements have loans with local lending institutions, included above in other debt, which are collateralized by certain assets of the centers with a book value of approximately $14,554,000. The Company and the partners have guaranteed payment of the loans in proportion to the relative partnership interests.

Principal payments required on long-term debt in the five years and thereafter subsequent to December 31, 2005 are $2,218,000, $2,111,000, $1,453,000, $943,000, $99,828,000 and $1,709,000.

6. Leases

The Company has entered into various building and equipment operating leases and equipment capital leases for its surgery centers in operation and under development and for office space, expiring at various dates through 2026. Future minimum lease payments, including payments during expected renewal option periods, at December 31, 2005 were as follows:

Year Ended December 31,	Capitalized Equipment Leases	Operating Leases
	(In thousands)	
2006	$ 766	$ 19,514
2007	474	19,689
2008	364	19,792
2009	13	19,681
2010	-	19,580
Thereafter	-	178,788
Total minimum rentals	1,617	$ 277,044
Less amounts representing interest at rates ranging from 4.5% to 12.3%	151	
Capital lease obligations	$ 1,466	

At December 31, 2005, equipment with a cost of approximately $1,637,000 and accumulated depreciation of approximately $574,000 was held under capital lease. The Company and the partners have guaranteed payment of certain of these leases. Rental expense for operating leases for the years ended December 31, 2005, 2004 and 2003 was approximately $20,402,000, $16,886,000 and $14,501,000, respectively *(see note 9)*.

7. Shareholders' Equity

a. Common Stock

In February 2004, the Company's Board of Directors approved a 3-for-2 stock split to be effected in the form of a 50% stock dividend. The new shares were distributed on March 24, 2004 to shareholders of record at the close of business on March 8, 2004. All prior period shares outstanding, earnings per share and prices per share have been adjusted to reflect the stock split.

Effective May 21, 2004, the Company's Second Amended and Restated Charter was amended to increase its authorized shares of capital stock from 44,800,000 to 75,000,000 and to increase its authorized shares of common stock, no par value, from 39,800,000 to 70,000,000.

In January 2003 and March 2004, the Company's Board of Directors authorized stock repurchase programs which allowed the Company to purchase under each program up to $25,000,000 of its common stock. As of December 31, 2003, the Company had purchased and retired 1,267,800 shares of the Company's common stock for $21,243,000, at an average price per share of $16.77 under the 2003 program.

In 2004, the Company completed the remaining 2003 stock repurchase program and the 2004 stock repurchase program by acquiring and retiring 1,290,214 shares of its common stock for $28,757,000, at an average price per share of $22.29. These stock repurchase programs were funded primarily through borrowings under the Company's credit facility.

b. Shareholder Rights Plan

In 1999, the Company's Board of Directors adopted a shareholder rights plan and declared a distribution of one stock purchase right for each outstanding share of the Company's common stock to shareholders of record on December 16, 1999 and for each share of common stock issued thereafter. Each right initially entitles its holder to purchase one one-hundredth of a share of Series C Junior Participating Preferred Stock, at $48, subject to adjustment. With certain exceptions, each right will become exercisable only when a person or group acquires, or commences a tender or exchange offer for, 20% or more of the Company's outstanding common stock. Rights will also become exercisable in the event of certain mergers or asset sales involving more than 50% of the Company's assets or earning power. Upon becoming exercisable, each right will allow the holder (other than the person or group whose actions triggered the exercisability of the rights), under specified circumstances, to buy either securities of the Company or securities of the acquiring company (depending on the form of the transaction) having a value of twice the then current exercise price of the rights. The rights expire on December 2, 2009.

c. Earnings per Share

The following is a reconciliation of the numerator and denominators of basic and diluted earnings per share:

	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
	(in thousands, except per share amounts)		
For the year ended December 31, 2005:			
Net earnings from continuing operations per share (basic):	$36,436	29,573	$1.23
Effect of dilutive securities options	-	574	
Net earnings from continuing operations (diluted)	$36,436	30,147	$1.21
Net earnings per common share (basic):	$35,151	29,573	$1.19
Effect of dilutive securities options	-	574	
Net earnings per common share (diluted)	$35,151	30,147	$1.17
For the year ended December 31, 2004:			
Net earnings from continuing operations per share (basic):	$33,400	29,895	$1.12
Effect of dilutive securities options	-	612	
Net earnings from continuing operations (diluted)	$33,400	30,507	$1.09
Net earnings per common share (basic):	$39,706	29,895	$1.33
Effect of dilutive securities options	-	612	
Net earnings per common share (diluted)	$39,706	30,507	$1.30
For the year ended December 31, 2003:			
Net earnings from continuing operations per share (basic):	$27,819	30,139	$0.92
Effect of dilutive securities options	-	527	
Net earnings from continuing operations (diluted)	$27,819	30,666	$0.91
Net earnings per common share (basic):	$30,126	30,139	$1.00
Effect of dilutive securities options	-	527	
Net earnings per common share (diluted)	$30,126	30,666	$0.98

d. Stock Options

The Company has two stock option plans under which it has granted non-qualified options to purchase shares of common stock to employees and outside directors. Options are granted at market value on the date of the grant and vest ratably over four years. Options have a term of 10 years from the date of grant. At December 31, 2005, 7,935,000 shares were authorized for grant and 1,681,815 shares were available for future option grants. Stock option activity for the three years ended December 31, 2005 is summarized below:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2002	2,463,297	$12.75
Options granted	1,126,055	15.31
Options exercised	(550,610)	9.39
Options terminated	(68,383)	15.67
Outstanding at December 31, 2003	2,970,359	14.27
Options granted	1,087,595	24.10
Options exercised	(599,021)	12.16
Options terminated	(184,305)	18.74
Outstanding at December 31, 2004	3,274,628	17.68
Options granted	1,038,353	25.94
Options exercised	(265,216)	15.31
Options terminated	(209,584)	22.31
Outstanding at December 31, 2005	3,838,181	$19.82

The following table summarizes information concerning outstanding and exercisable options at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.94 - $ 6.00	124,731	3.9	$ 4.60	124,731	$ 4.60
6.01 - 12.00	7,500	2.1	6.09	7,500	6.09
12.01 - 18.00	1,777,875	6.3	15.44	1,330,659	15.52
18.01 - 24.00	135,221	8.0	21.33	45,225	20.71
24.01 - 29.53	1,792,854	8.7	25.17	453,599	24.70
$ 3.94 - $29.53	3,838,181	7.4	$19.82	1,961,714	$17.03

Notes to the Consolidated Financial Statements

(continued)

8. Income Taxes

Total income taxes expense (benefit) for the years ended December 31, 2005, 2004 and 2003 was included within the following sections of the consolidated financial statements as follows:

	2005	2004	2003
	(In thousands)		
Income from continuing operations	$23,492	$21,869	$18,546
Discontinued operations	(828)	4,131	1,537
Shareholders' equity, for compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	(1,175)	(2,962)	(2,405)
Total	$21,489	$23,038	$17,678

Income tax expense from continuing operations for the years ended December 31, 2005, 2004 and 2003 was comprised of the following:

	2005	2004	2003
	(In thousands)		
Current:			
Federal	$13,710	$14,007	$10,996
State	3,147	2,376	1,757
Deferred	6,635	5,486	5,793
Income tax expense	$23,492	$21,869	$18,546

Income tax expense from continuing operations for the years ended December 31, 2005, 2004 and 2003 differed from the amount computed by applying the U.S. federal income tax rate of 35% to earnings before income taxes as a result of the following:

	2005	2004	2003
	(In thousands)		
Statutory federal income tax	$20,975	$19,343	$16,228
State income taxes, net of federal income tax benefit	3,054	2,331	2,194
Increase (decrease) in valuation allowances	101	(83)	68
Other	(638)	278	56
Income tax expense	$23,492	$21,869	$18,546

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 were as follows:

	2005	2004
	(In thousands)	
Deferred tax assets:		
Allowance for uncollectible accounts	$ 848	$ 1,030
Accrued liabilities and other	880	725
State net operating losses	669	568
Gross deferred tax assets	2,397	2,323
Valuation allowances	(669)	(568)
Net deferred tax assets	1,728	1,755
Deferred tax liabilities:		
Property and equipment, principally due to difference in depreciation	643	2,959
Goodwill, principally due to differences in amortization	33,488	23,494
Prepaid expenses	403	568
Gross deferred tax liabilities	34,534	27,021
Net deferred tax liabilities	$32,806	$25,266

The net deferred tax liability at December 31, 2005 and 2004, were recorded as follows:

	2005	2004
	(In thousands)	
Current deferred income tax assets	$ 809	$ 854
Noncurrent deferred income tax liability	33,615	26,120
Net deferred tax liability	$32,806	$25,266

The Company has provided valuation allowances on its gross deferred tax asset primarily related to state net operating losses to the extent that management does not believe that it is more likely than not that such asset will be realized.

9. Related Party Transactions

The Company leases space for certain surgery centers from its physician partners affiliated with its centers at rates that management believes approximate fair market value. Payments on these leases were approximately $9,595,000, $8,844,000 and $8,094,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company reimburses certain of its partners for salaries and benefits related to time spent by employees of their practices on activities of the centers. Total reimbursement of such salary and benefit costs totaled approximately $40,002,000, $35,102,000 and $31,657,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company received capitated reimbursement at one of its centers, which was sold in 2004, from a non-physician minority partner associated with the center. Total capitated revenue received was approximately $201,000 and $1,317,000 for the years ended December 31, 2004 and 2003, respectively.

The Company believes that the foregoing transactions are in its best interests. It is the Company's policy that all transactions by the Company with officers, directors, five percent shareholders and their affiliates be entered into only if such transactions are on terms no less favorable to the Company than could be obtained from unaffiliated third parties, are reasonably expected to benefit the Company and are approved by a majority of the disinterested independent members of the Company's Board of Directors.

10. Employee Benefit Programs

As of January 1, 1999, the Company adopted the AmSurg 401(k) Plan and Trust. This plan is a defined contribution plan covering substantially all employees of the Company and provides for voluntary contributions by these employees, subject to certain limits. Company contributions are based on specified percentages of employee compensation. The Company funds contributions as accrued. The Company's contributions for the years ended December 31, 2005, 2004 and 2003 were approximately $271,000, $225,000 and $204,000, respectively, and vest incrementally over four years.

As of January 1, 2000, the Company adopted the Supplemental Executive Retirement Savings Plan. This plan is a defined contribution plan covering all officers of the Company and provides for voluntary contributions up to 5% of employee annual compensation. Company contributions are at the discretion of the Compensation Committee of the Board of Directors and vest incrementally over four years. The employee and employer contributions are placed in a Rabbi Trust. Employer contributions to this plan for the year ended December 31, 2005, 2004 and 2003 were approximately $92,000, $0 and $217,000, respectively.

11. Commitments and Contingencies

The Company and its partnerships are insured with respect to medical malpractice risk on a claims-made basis. The Company also maintains insurance for general liability, director and officer liability and property. Certain policies are subject to deductibles. In addition to the insurance coverage provided, the Company indemnifies certain officers and directors for actions taken on behalf of the Company and its partnerships. Management is not aware of any claims against it or its partnerships which would have a material financial impact.

The Company's wholly owned subsidiaries, as general partners in the partnerships, are responsible for all debts incurred but unpaid by the partnership. As manager of the operations of the partnership, the Company has the ability to limit its potential liabilities by curtailing operations or taking other operating actions.

In the event of a change in current law, which would prohibit the physicians' current form of ownership in the partnerships, the Company would be obligated to purchase the physicians' interests in substantially all of the Company's partnerships. The purchase price to be paid in such event would be determined by a predefined formula, as specified in the partnership agreements. The Company believes the likelihood of a change in current law, which would trigger such purchases, was remote as of December 31, 2005.

12. Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
		(In thousands)	
Cash paid during the year for:			
Interest	$ 4,207	$ 2,272	$ 1,589
Income taxes, net of refunds	12,075	15,757	11,567
Non-cash investing and financing activities:			
Capital lease obligations incurred to acquire equipment	276	400	3
Notes received for sale of a partnership interest	–	12,500	–
Effect of acquisitions:			
Assets acquired, net of cash	90,195	52,550	38,202
Liabilities assumed	(6,609)	(3,933)	(2,105)
Notes payable and other obligations	(17,507)	(3,477)	(8,188)
Payment for assets acquired	$66,079	$45,140	$27,909

13. Subsequent Events

Subsequent to December 31, 2005, the Company, through a wholly owned subsidiary and in two separate transactions, acquired majority interests in two physician practice-based surgery centers for an aggregate purchase price of approximately $20,900,000.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
AmSurg Corp.
Nashville, Tennessee

We have audited the accompanying consolidated balance sheets of AmSurg Corp. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Nashville, Tennessee
March 14, 2006

Shareholder Information

Common Stock and Dividend Information

At March 31, 2006, there were approximately 6,500 holders of our common stock, including 111 shareholders of record. We have never declared or paid a cash dividend on our common stock. We intend to retain our earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends in the foreseeable future. The declaration of dividends is within the discretion of our Board of Directors, which will review this dividend policy from time to time. Presently, the declaration of dividends is prohibited by a covenant in our credit facility with lending institutions.

Quarterly Statement of Earnings Data

The following table presents certain quarterly statement of earnings data for the years ended December 31, 2004 and 2005. The quarterly statement of earnings data set forth below was derived from our unaudited financial statements and includes all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation thereof. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

	2004				2005			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	(In thousands, except per share data)							
Revenues	$78,942	$83,593	$81,062	$87,326	$91,263	$98,206	$99,431	$102,890
Earnings from continuing operations before income taxes	13,199	13,157	14,733	14,180	14,393	16,523	15,102	13,910
Net earnings from continuing operations	7,919	7,894	8,840	8,747	8,751	10,045	9,183	8,457
Net earnings (loss) from discontinued operations	1,701	340	4,326	(61)	(99)	(364)	(822)	-
Net earnings	9,620	8,234	13,166	8,686	8,652	9,681	8,361	8,457
Diluted net earnings from continuing operations per common share	$ 0.26	$ 0.26	$ 0.29	$ 0.29	$ 0.29	$ 0.33	$ 0.30	$ 0.28
Diluted net earnings per common share	$ 0.31	$ 0.27	$ 0.43	$ 0.29	$ 0.29	$ 0.32	$ 0.28	$ 0.28
Market prices per share:								
High	$ 25.67	$ 25.13	$ 26.70	$ 29.99	$ 29.77	$ 29.00	$ 29.00	$ 28.39
Low	$ 20.27	$ 21.58	$ 20.04	$ 20.59	$ 22.85	$ 23.19	$ 25.77	$ 21.95

Annual Shareholders' Meeting

The annual meeting of shareholders will be held on Thursday, May 18, 2006, at 9:00 a.m. at the Company's corporate office.

Registrar and Transfer Agent

SunTrust Bank, Atlanta
Corporate Trust Department
58 Edgewood Avenue
Room 225 Annex
Atlanta, Georgia 30303
800/568-3476

Corporate Office

AmSurg Corp.
20 Burton Hills Boulevard
Nashville, Tennessee 37215
615/665-1283

Form 10-K/Investor Contact

A copy of the AmSurg Corp. Annual Report on Form 10-K for Fiscal 2005 (without exhibits) filed with the Securities and Exchange Commission is available from the Company at no charge. These requests and other investor contacts should be directed to Claire M. Gulmi, Executive Vice President, Chief Financial Officer and Secretary, at the Company's corporate office.

Directors and Officers



Directors

(standing)

Steven I. Geringer
Claire M. Gulmi
Henry D. Herr
Bergein F. Overholt, M.D.
Debora A. Guthrie
James A. Deal

(seated)

Kevin P. Lavendar
Ken P. McDonald
Thomas G. Cigarran



Executive Officers

(standing)

Frank J. Coll
Claire M. Gulmi
Ken P. McDonald

(seated)

Royce D. Harrell
David L. Manning

Ken P. McDonald
President, Chief Executive Officer and Director

Thomas G. Cigarran (1)
Chairman;
Chairman and former President and Chief Executive Officer,
American Healthways, Inc.,
healthcare services

James A. Deal (2)(3)
Director;
Chairman,
INSPIRIS,
healthcare services

Steven I. Geringer (1)(3)
Director;
Former President and Chief Executive Officer,
PCS Health Systems, Inc.,
pharmaceutical services

Claire M. Gulmi
Executive Vice President,
Chief Financial Officer,
Secretary and Director

Debora A. Guthrie (2)(3)
Director;
President and Chief Executive Officer of the general partner of Capitol Health Partners, L.P.,
healthcare venture capital

Henry D. Herr (2)
Director;
Former Executive Vice President of Finance and Administration and Chief Financial Officer,
American Healthways, Inc.,
healthcare services

Kevin P. Lavender (1)
Director;
Commissioner,
Tennessee Dept. of Financial Institutions
state government

Bergein F. Overholt, M.D.
Director;
President,
Gastrointestinal Associates, P.C.
physician

Frank J. Coll
Senior Vice President,
Operations

Royce D. Harrell
Senior Vice President,
Corporate Services

David L. Manning
Executive Vice President,
Chief Development Officer

(1) Nominating and Corporate Governance Committee
(2) Audit Committee
(3) Compensation Committee

AMSURG

AMSURG CORP.
20 Burton Hills Boulevard
Nashville, Tennessee 37215
615.665.1283

www.amsurg.com